UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)*

BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

112714209
(CUSIP Number)

Edward Goldfarb
Senior Compliance Officer
1010 South Federal Highway
Suite 2900
Hallandale Beach, Florida 33009
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [x] Rule 13d-1(b)
       [  ] Rule 13d-1(c)
       [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 112714209

13G

Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 Kawa Capital Management, Inc.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER



6.
SHARED VOTING POWER

 927,169

7.
SOLE DISPOSITIVE POWER



8.
SHARED DISPOSITIVE POWER

 927,169

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 927,169

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 9.53%

12.
TYPE OF REPORTING PERSON (see instructions)

 IA



CUSIP No. 112714209

13G

Page 3 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Ades

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  ]
(b) [x]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER



6.
SHARED VOTING POWER

 927,169

7.
SOLE DISPOSITIVE POWER



8.
SHARED DISPOSITIVE POWER

 927,169

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 927,169

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 9.53%

12.
TYPE OF REPORTING PERSON (see instructions)

 IN







CUSIP No. 112714209

13G

Page 4 of 7 Pages

Item 1.

(a)
Name of Issuer
Brookfield DTLA Fund Office Trust Investor Inc.




(b)
Address of Issuers Principal Executive Offices
250 Vesey Street, 15th Floor New York, NY 10281

Item 2.

(a)
Name of Person Filing
(1) Kawa Capital Management Inc. (Kawa Capital Management)
(2) Daniel Ades (Mr. Ades), a citizen of the Unites States of America




(b)
Address of the Principal Office or, if none, residence
The address of the principal place of business office of Kawa Capital Management and Mr. Ades is:
1010 South Federal Highway, Suite 2900, Hallandale Beach, Florida 33009




(c)
Citizenship
Kawa Capital Management is organized under the laws of the State of Florida. Mr. Ades is a citizen of the United States of America




(d)
Title of Class of Securities
Preferred Stock




(e)
CUSIP Number
112714209

Item 3. If this statement is filed pursuant to section
240.13d-1(b) or 240.13d-2(b) or (c),
check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
[x]
An investment adviser in accordance with
section 240.13d-1(b)(1)(ii)(E);





(f)
[  ]
An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);





(g)
[  ]
A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);





(h)
[  ]
A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);




CUSIP No. 112714209

13G

Page 5 of 7 Pages


(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with section 240.13d-1(b)(1)(ii)(J).




CUSIP No. 112714209

13G

Page 6 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
Kawa Capital Management 927,169
Daniel Ades 927,169

(b)
Percent of class: 9.53%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 0


(ii)
Shared power to vote or to direct the vote: 0


(iii)
Sole power to dispose or to direct the disposition of: 0


(iv)
Shared power to dispose or to direct the disposition of: 927,169


Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A


CUSIP No. 112714209

13G

Page 7 of 7 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.









By:
/s/ Edward Goldfarb


Name:
Edward Goldfarb


Title:
Senior Compliance Officer






Date:
02/10/2023